Barbara A Moran
Attorney at Law
1015 North Semoran Boulevard
#105-465
Casselberry, FL 32707
Phone: 407-263-4026
Fax: 407-263-4024

June 25, 2007

Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Legends Business Group, Inc. Form SB-2 Filed on February 13, 2007 File No. 333-140666

Dear Ms. Wolff:

We are in receipt of your June 21, 2007 letter and appreciate your comments. We have revised our filing in response to your comments. We have submitted the EDGAR version for filing on the SEC website, and submit, enclosed, both unmarked and marked filings for your review.

We are responding to your comments sequentially, as follows:

1. We have included a brief description of the nature of the businesses discussed in Mr. Powalisz’s background, found on page 15.

2. We have identified the related party, K & L, and disclosed the relationship found in both the going concern risk factor and the risk factor stating that our revenues are generated from a related party. Both updated and amended risk factors can be found on page 4.

3. We have described the nature of consulting services Legends provides under our related party contract to K & L, on page 1 in the Summary, and on pages 19 and 22 of the Description of Business section, and on page 25, under the Revenue heading of the Certain Relationships and Related Transactions section.

Legends Business Group has a consulting contract and provides its services to K & L International. Legends does not provide its services to YP Values. Please see our response to comment number 3, dated May 11, 2007 to your April 20, 2007 comment letter.

4. We have corrected note 9 on page F-14, to state that the effect of the restatement is to increase net loss by $7,380,000. Net loss per share increased by $.10, in accordance with paragraph 26 of SFAS 154.

5. We have revised our Issuance to Consultants found starting on page II-2, to show we issued 32,500,000 shares of stock at $0.10 per share for services valued at $3,250,000. We have listed the consultants who received shares and the nature of the services each consultant provided in exchange for the shares they received.

6. We have attached, as Exhibit 10, the contract between K & L and Legends Business Group.

7. The date of the independent accountant’s consent, found in Exhibit 23.1 agrees with the date of the registration statement.

We have amended our registration statement in response to your comments. We have provided a marked document to assist you with your review. We thank you for your review and assistance in our mutual goal of compliance with the applicable disclosure requirements.

Sincerely,

/s/ Barbara A. Moran

Barbara A Moran
Attorney at Law

Cc: Larry Powalisz